UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 000-05286
CUSIP NUMBER: 492854104

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: October 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
KEWAUNEE SCIENTIFIC CORPORATION
Full Name of Registrant
N/A
Former Name if Applicable
2700 West Front Street
Address of Principal Executive Office (Street and Number)
Statesville, North Carolina 28677-2927
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
Kewaunee Scientific Corporation (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2021 within the prescribed time period for the reasons described below.
As previously disclosed in the Company’s Current Report on Form 8-K filed on November 10, 2021, the Company experienced a criminal network cyber-attack that led to a disruption of its domestic operations, including manufacturing, engineering, administration, and sales operations. The Company engaged third party experts, including a cybersecurity firm, to perform a fulsome forensic investigation of the attack; among other things, the cybersecurity firm assessed whether any confidential or sensitive data had been compromised. Based on the results of the investigation to date, the Company does not believe any confidential or sensitive data has been downloaded, stolen from the Company's systems, or otherwise exfiltrated. The Company substantially restored its operations as of November 15, 2021. Nevertheless, the efforts to respond to the attack and to recover from its impact have resulted in a delay in the completion of the Company’s financial statements for the second quarter.
Forward-Looking Statements
This Form 12b-25 contains statements that the Company believes to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this report, including statements regarding the Company’s future financial condition, results of operations, business operations and business prospects, are forward-looking statements. Words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “predict,” “believe” and similar words, expressions and variations of these words and expressions are intended to identify forward-looking statements. All forward-looking statements are subject to important factors, risks, uncertainties and assumptions, including industry and economic conditions that could cause actual results to differ materially from those described in the forward-looking statements. Important factors that may cause actual results to differ materially from these forward-looking statements include, but are not limited to, the possibility that the ongoing review may identify errors in the Company’s financial statements and the Company will not be able to file its Form 10-Q within the time period prescribed by Rule 12b-25. Additional information concerning these factors is contained in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date of this document. The Company assumes no obligation, and expressly disclaims any obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Donald T. Gardner III	(704)	873-7202
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

KEWAUNEE SCIENTIFIC CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 2021	By	/s/ Donald T. Gardner III
Donald T. Gardner III Vice President, Finance and Chief Executive Officer